CHERRY TANKERS INC.
78 Sokolov St. Herzeliya, Israel
Tel: 011-972-9-958-3777
Fax: 011-972-9-951-9550

November 9, 2009

Filed Via Edgar

Mr. Kevin I. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Stop 3030
Washington, D.C. 20549-3030

RE:	Cherry Tankers, Inc.
Form 10-K for the year ended December 31, 2008
Filed February 19, 2009, Amended August 26, 2009
Form 10-Q for the period ended March 31, 2009
Filed May 12, 2009, Amended August 26, 2009
Form 10-Q for the period ended June 30, 2009
Filed July 14, 2009, Amended August 26, 2009
Form 10-Q for the period ended September 30, 2009
Filed October 13, 2009
File No. 333-148346

Dear Mr. Vaughn:

This letter is in response to your letter dated September 21, 2009.  Below we have noted the Staff’s comments in bold face type and our responses in regular type.  The numbering corresponds to the comment numbers in the Staff’s letter.

Item 9A (1), Controls and Procedures

1.
Please refer to prior comment 1.  As previously requested, revise your conclusion on future filings, including any amendments to this filing to state that management has concluded that your disclosure controls and procedures are effective/not effective at the reasonable assurance level.  Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Answer:  With this letter, we are filing amendments to the 2008 Annual Report on Form 10-K, and all three quarterly filings on Form 10-Q for 2009, in which the statements have been revised to indicate that our disclosure controls and procedures regarding internal control over financial reporting were deemed to be not effective by our Chief Executive Officer and our Principal Accounting Officer.

For the amended Annual Report on Form 10-K/A for the year ended December 31, 2008, the amended report states in Item 9A(T) that “[O]ur Chief Executive Officer and Principal Financial Officer carried out an evaluation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Based on our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were not effective, as of the end of the period covered by this report, in ensuring that material information that we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.”

For the amended Quarterly Reports on Form 10-Q/A for each of the first three calendar quarters of 2009, each report states in Item 4T. Controls and Procedures that “[O]ur disclosure controls and procedures are designed to ensure that information required to be disclosed in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the United States Securities and Exchange Commission.  Our principal executive officer and principal financial officer have reviewed the effectiveness of our “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 Rules 13a-14(c) and 15d-14(c)) as of the end of the period covered by this report and have concluded that the disclosure controls and procedures are not effective to ensure that material information relating to the Company is recorded, processed, summarized, and reported in a timely manner.”

2.
Please refer to prior comment 2.  We note the revisions made in Form 10-K/A to remove certain language included after the word “effective.”  However, as previously stated, similar revisions were also to be made in Form 10-Q/A for the quarterly period ended June 30, 2009.  Please revise future filings to incorporate these changes.

Answer:  In the Amended Quarterly Reports on Form 10-Q/A for each of the calendar quarters of 2009, we have corrected the language that our disclosure controls and procedures regarding internal control over financial reporting were not effective.  Please see the specific language used for each quarterly report in our response to Comment 1 above.

3.
Please refer to prior comment 3.  We note that you continue to believe that your disclosure controls and procedures were effective.  However, we note that the Company failed to include its report on internal control over financial reporting in the Form 10-K for the year ended December 31, 2008 as required by Item 9A(f) of Regulation S-K.  Note that the Definition of disclosure controls and procedures provided in Rule 13a-15(e) indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.  Further, referring to Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov.divisions/corpfin/guidance/regs-kinterp.htm, the failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act reporting.  In light of these facts, please explain how you conclude that disclosure controls and procedures were effective.  Alternatively, please amend the 10-K/A to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures, i.e. that DC & P were not effective as of the end of the fiscal year.

Answer:  In the Amended Annual Report on Form 10-K/A for the year ended December 31, 2008, we have corrected the language to state that our disclosure controls and procedures regarding internal control over financial reporting were not effective.  Please see the specific language used for each quarterly report in our response to Comment 1 above.

We hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commissions from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your assistance with our compliance with the disclosure requirements.

Very truly yours,
Dr. Reuven Gepstein
/s/

President and Chief Executive Officer
Cherry Tankers, Inc.